SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Life Quotes, Inc.
(Name of Issuer)

Common Stock, par value $0.003 per share
(Title of Class of Securities)

53216A106
(CUSIP Number)

Osmium Partners, LLC
388 Market Street, Suite 920
San Francisco, CA 94111
Attention: John H. Lewis
Telephone: (415) 362-4485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 9 pages

CUSIP No.: 53216A106

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 1,200 8 SHARED VOTING POWER - 323,243 9 SOLE DISPOSITIVE POWER - 1,200 10 SHARED DISPOSITIVE POWER - 323,243

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,443

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 9 pages

CUSIP No.: 53216A106

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 323,243 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 323,243

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,243

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 9 pages

CUSIP No.: 53216A106

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 67,532 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 67,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14	TYPE OF REPORTING PERSON

PN

Page 4 of 9 pages

CUSIP No.: 53216A106

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 203,073 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 203,073

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

203,073

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON

PN

Page 5 of 9 pages

CUSIP No.: 53216A106

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 31,329 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 31,329

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,329

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%

14	TYPE OF REPORTING PERSON

PN

Page 6 of 9 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.003 per share (the “Common Stock”), of Life Quotes, Inc., a Delaware corporation (the “Issuer” or the “Company”). This Amendment No. 1 amends and restates in its entirety Item 5 of the Schedule 13D originally filed on June 2, 2008.

ITEM 5.  Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own:

(i)	Osmium Capital, LP, a Delaware limited partnership (“Fund I”), directly owns 67,532 shares of Common Stock representing 1.0% of all of the outstanding shares of Common Stock.

(ii)	Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), directly owns 203,073 shares of Common Stock representing 3.0% of all of the outstanding shares of Common Stock.

(iii)	Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), directly owns 31,329 shares of Common Stock representing 0.5% of all of the outstanding shares of Common Stock.

(iv)	Mr. Lewis directly owns 1,200 shares of Common Stock representing 0.02% of all of the outstanding shares of Common Stock.

(v)
Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), acts as the general partner of Fund I, Fund II and Fund III, and also manages other accounts on a discretionary basis (“Managed Accounts”). Osmium Partners may be deemed to beneficially own the 323,243 shares of Common Stock held by the Funds and Managed Accounts, representing 4.8% of all of the outstanding shares of Common Stock.

(vi)	Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 324,443 shares of Common Stock representing 4.8% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 6,767,691 shares of Common Stock outstanding as of April 30, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

(b)           Osmium Partners, Fund I and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 67,532 shares of Common Stock held by Fund I.

Osmium Partners, Fund II and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 203,073 shares of Common Stock held by Fund II.

Osmium Partners, Fund III and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 31,329 shares of Common Stock held by Fund III.

Osmium Partners, the Managed Accounts and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 21,309 shares of Common Stock held by the Managed Accounts.

Page 7 of 9 pages

Mr. Lewis has sole power to vote or direct the vote of and to dispose or direct the disposition of the 500 shares of Common Stock held by him.

(c)           The Funds engaged in the following transactions on the open market with respect to the Issuer’s Common Stock:

Transaction	Number of	Price	Type of
Date	Shares	per Share	Transaction	Fund
6/11/10	16,654	$3.94	Sale	Fund I
6/11/10	150	$3.96	Sale	Fund I
6/11/10	47,346	$3.94	Sale	Fund II
6/11/10	450	$3.96	Sale	Fund II
6/11/10	11,000	$3.94	Sale	Fund III

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)           Not applicable.

(e)           On June 11, 2010, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: June 15, 2010

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium Capital,
LP, Osmium Capital II, LP and
Osmium Spartan, LP

Page 9 of 9 pages